Exhibit 99.1

ASL Group selects Lilium to provide sustainable air mobility to its customers

FARNBOROUGH, United Kingdom, 19 July 2022: ASL Group has signed an agreement with Lilium N.V. (NASDAQ: LILM) (“Lilium”), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, to provide sustainable air mobility to its customers in Benelux. ASL Group intends to purchase an initial 6 Lilium Jets and will cooperate with Lilium to develop a network of landing sites in the Benelux.

ASL Group is a leading business jet operator in the Benelux, and the owner of the first electric aircraft in Belgium.  ASL Group launched its RISE (“Responsible Initiative for Sustainable Environment”) program in 2020 with the clear intention to reduce the company’s ecological footprint and contribute to a cleaner, healthier world. Under the agreement, ASL Group and Lilium seek to establish a safe and sustainable eVTOL network across Belgium, Netherlands, Luxembourg, and Western Germany.

Daniel Wiegand, CEO of Lilium said: “ASL Group is a truly innovative company with a vision to provide the best services for its customers, evaluating how to best transform our industry to minimize CO2 emissions. Our aircraft performance and low noise profile will be a great addition to ASL’s fleet. With the highest population density in Europe, Benelux represents a perfect use case for eVTOL transportation, and we are proud to support ASL’s development in the region”.

Philippe Bodson, owner and CEO of ASL Group said: “Our company is constantly seeking new ways to operate responsibly and contribute to a healthy future, both socially and ecologically. The Lilium Jet is a great opportunity to provide better value to our customers in a sustainable way. With zero operating emissions, vertical take-off landing capability and a spacious premium cabin, Lilium represents the best option on the market.”

The proposed arrangement between ASL Group and Lilium is subject to the parties finalizing commercial terms and entering into definitive agreements with respect thereto, and the satisfaction of certain conditions.

About ASL Group

ASL Group is one of Europe’s leading business jet management and operator companies, having offices and bases in most Belgian and Dutch airports. The group built its reputation on excellence, efficiency and safety. It manages and operates more than 45 aircraft and offers other business aviation related services all tailored to the customers’ wishes and expectations.

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

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Contact information for Media:

Meredith Bell, Lilium
+41 79 432 57 79
press@lilium.com

Leen Thys, ASL Group

+ 32 479 72 97 53

Leen.thys@aslgroup.eu

Forward-Looking Statements:

Lilium Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, Lilium’s proposed strategic partnership with ASL Group, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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